1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Three Months Ended March 31, 2007 and 2006 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of March 31, 2007 and 2006, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
April 10, 2007
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
MARCH 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$119,752,168	20	$109,989,790	20
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	159	—	58,545	—
Available-for-sale financial assets (Notes 2, 3 and 6)	26,325,390	4	58,815,063	11
Held-to-maturity financial assets (Notes 2 and 7)	6,523,668	1	9,120,093	2
Receivables from related parties (Note 23)	19,157,572	3	21,248,956	4
Notes and accounts receivable	14,682,899	3	19,986,591	4
Allowance for doubtful receivables (Note 2)	(690,931)	—	(975,704)	—
Allowance for sales returns and others (Note 2)	(2,476,287)	—	(4,479,954)	(1)
Other receivables from related parties (Note 23)	487,266	—	683,675	—
Other financial assets	686,670	—	784,723	—
Inventories, net (Notes 2 and 8)	19,933,360	3	16,901,113	3
Deferred income taxes assets (Notes 2 and 16)	9,486,631	2	7,276,728	1
Prepaid expenses and other current assets	1,362,053	—	1,378,283	—

Total current assets	215,230,618	36	240,787,902	44

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 9 and 10)
Investments accounted for using equity method	105,135,305	18	54,047,343	10
Available-for-sale financial assets	6,466,605	1	1,900,885	—
Held-to-maturity financial assets	26,697,128	5	18,677,604	4
Financial assets carried at cost	746,405	—	813,354	—

Total long-term investments	139,045,443	24	75,439,186	14

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 23)
Cost Buildings	98,752,832	17	91,408,209	17
Machinery and equipment	538,459,403	91	468,724,647	86
Office equipment	8,722,604	1	7,978,549	2

	645,934,839	109	568,111,405	105
Accumulated depreciation	(435,129,667)	(73)	(373,690,326)	(69)
Advance payments and construction in progress	11,740,887	2	18,101,402	3

Net property, plant and equipment	222,546,059	38	212,522,481	39

GOODWILL (Note 2)	1,567,756	—	1,567,756	—

OTHER ASSETS
Deferred charges, net (Notes 2 and 12)	5,593,638	1	6,179,470	1
Deferred income tax assets (Notes 2 and 16)	5,001,596	1	7,064,964	2
Refundable deposits	2,576,685	—	83,642	—
Assets leased to others, net (Note 2)	65,712	—	71,446	—
Others	—	—	6,789	—

Total other assets	13,237,631	2	13,406,311	3

TOTAL	$591,627,507	100	$543,723,636	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$133,802	—	$354,214	—
Accounts payable	6,811,587	1	7,360,964	1
Payables to related parties (Note 23)	2,377,933	—	3,512,804	1
Income tax payable (Notes 2 and 16)	9,801,787	2	6,110,590	1
Accrued expenses and other current liabilities (Note 14)	8,497,965	1	6,886,738	1
Payables to contractors and equipment suppliers	8,694,304	2	11,621,333	2
Current portion of bonds payable (Note 13)	4,500,000	1	2,500,000	1

Total current liabilities	40,817,378	7	38,346,643	7

LONG-TERM LIABILITIES
Bonds payable (Note 13)	12,500,000	2	17,000,000	3
Other long-term payables (Note 14)	1,623,181	—	1,493,160	—
Other payables to related parties (Notes 23 and 25)	—	—	1,087,410	—

Total long-term liabilities	14,123,181	2	19,580,570	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	3,546,228	1	3,437,287	1
Guarantee deposits (Note 25)	3,424,737	1	3,215,089	1
Deferred credits (Notes 2 and 23)	1,090,364	—	1,211,019	—

Total other liabilities	8,061,329	2	7,863,395	2

Total liabilities	63,001,888	11	65,790,608	12

CAPITAL STOCK — $10 PAR VALUE
Authorized: 27,050,000 thousand shares
Issued: 25,832,959 thousand shares in 2007
24,733,053 thousand shares in 2006	258,329,592	44	247,330,530	45

CAPITAL SURPLUS (Notes 2 and 18)	54,231,465	9	57,208,367	11

RETAINED EARNINGS (Note 18)
Appropriated as legal capital reserve	43,705,711	7	34,348,208	6
Appropriated as special capital reserve	640,742	—	2,226,427	—
Unappropriated earnings	171,616,718	29	138,803,185	26

	215,963,171	36	175,377,820	32

OTHERS (Notes 2, 3 and 22)
Cumulative translation adjustments	299,332	—	(1,098,483)	—
Unrealized gains on financial instruments	720,134	—	32,869	—

	1,019,466	—	(1,065,614)	—

TREASURY STOCK (AT COST, Notes 2 and 20)
33,926 thousand shares in 2007 and 32,938 thousand shares in 2006	(918,075)	—	(918,075)	—

Total shareholders’ equity	528,625,619	89	477,933,028	88

TOTAL	$591,627,507	100	$543,723,636	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 23)	$64,054,647		$78,637,640

SALES RETURNS AND ALLOWANCES (Note 2)	708,058		1,344,296

NET SALES	63,346,589	100	77,293,344	100

COST OF SALES (Notes 17 and 23)	39,378,386	62	40,651,362	53

GROSS PROFIT	23,968,203	38	36,641,982	47

UNREALIZED GROSS PROFIT FROM AFFILIATES	198,973	—	—	—

REALIZED GROSS PROFIT	23,769,230	38	36,641,982	47

OPERATING EXPENSES (Notes 17 and 23)
Research and development	3,479,141	5	3,548,886	5
General and administrative	1,617,600	3	1,554,351	2
Marketing	310,529	1	671,400	—

Total operating expenses	5,407,270	9	5,774,637	7

INCOME FROM OPERATIONS	18,361,960	29	30,867,345	40

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 9)	853,184	1	2,972,039	4
Interest income (Note 2)	652,231	1	902,043	1
Foreign exchange gain, net (Note 2)	440,867	1	—	—
Technical service income (Notes 23 and 25)	161,161	—	142,631	—
Gain on disposal of property, plant and equipment (Notes 2 and 23)	69,982	—	96,141	—
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 22)	—	—	1,115,518	2
Others (Note 23)	170,146	—	78,440	—

Total non-operating income and gains	2,347,571	3	5,306,812	7

NON-OPERATING EXPENSES AND LOSSES
Loss on settlement and disposal of financial instruments, net (Notes 2 and 5)	480,826	1	—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 22)	167,493	—	295,669	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
Interest expense	$151,922	—	$165,300	—
Foreign exchange loss, net (Note 2)	—	—	1,032,555	2
Others (Note 2)	14,382	—	25,292	—

Total non-operating expenses and losses	814,623	1	1,518,816	2

INCOME BEFORE INCOME TAX	19,894,908	31	34,655,341	45

INCOME TAX EXPENSE (Notes 2 and 16)	1,056,269	1	1,802,369	3

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	18,838,639	30	32,852,972	42

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	—	—	(246,186)	—

NET INCOME	$18,838,639	30	$32,606,786	42

	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$0.77	$0.73	$1.33	$1.26

Diluted earnings per share	$0.77	$0.73	$1.33	$1.26

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2007	2006
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$18,838,639	$32,852,972

NET INCOME	$18,838,639	$32,606,786

EARNINGS PER SHARE (NT$)
Basic earnings per share	$0.73	$1.26

Diluted earnings per share	$0.73	$1.26

The accompanying notes are an integral part of the financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$18,838,639	$32,606,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,488,096	15,974,533
Unrealized gross profit from affiliates	198,973	—
Amortization of premium/discount of financial assets	(31,517)	(15,834)
Gain on disposal of available-for-sale financial assets, net	(29,611)	(261,300)
Equity in earnings of equity method investees, net	(853,184)	(2,972,039)
Gain on disposal of property, plant and equipment and other assets, net	(67,949)	(93,903)
Deferred income taxes	(895,100)	(568,737)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	167,493	1,442,295
Receivables from related parties	(2,288,063)	(198,352)
Notes and accounts receivable	1,595,265	605,227
Allowance for doubtful receivables	—	(640)
Allowance for sales returns and others	(274,778)	209,985
Other receivables from related parties	(38,000)	846,108
Other financial assets	(33,210)	321,307
Inventories	(781,146)	(643,158)
Prepaid expenses and other current assets	(140,854)	(206,510)
Increase (decrease) in:
Accounts payable	667,908	(691,142)
Payables to related parties	(948,983)	257,542
Income tax payable	1,951,369	2,294,702
Accrued expenses and other current liabilities	343,035	(1,110,647)
Accrued pension cost	16,112	(24,105)
Deferred credits	(23,936)	(23,936)

Net cash provided by operating activities	35,860,559	47,748,182

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(2,151,253)	(31,351,886)
Held-to-maturity financial assets	—	(1,379,009)
Financial assets carried at cost	(33,562)	(5,864)
Investments accounted for using equity method	(1,631,986)	(19,214)
Property, plant and equipment	(13,783,013)	(11,114,607)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2007	2006
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$2,080,000	$16,951,250
Held-to-maturity financial assets	4,282,320	2,973,000
Property, plant and equipment and other assets	1,165	461,151
Proceeds from return of capital by investee	14,068	—
Increase in deferred charges	(992,173)	(96,335)
Increase in refundable deposits	(1,270,451)	—

Net cash used in investing activities	(13,484,885)	(23,581,514)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bonds payable	(2,500,000)	—
Increase (decrease) in guarantee deposits	(385,224)	322,144
Proceeds from exercise of employee stock options	122,009	117,395

Net cash provided by (used in) financing activities	(2,763,215)	439,539

NET INCREASE IN CASH AND CASH EQUIVALENTS	19,612,459	24,606,207

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	100,139,709	85,383,583

CASH AND CASH EQUIVALENTS, END OF PERIOD	$119,752,168	$109,989,790

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$420,000	$420,000

Income tax paid	$52,670	$67,924

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$11,807,794	$13,876,710
Decrease (increase) in payables to contractors and equipment suppliers	1,975,219	(2,762,103)

Cash paid	$13,783,013	$11,114,607

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$2,500,000

Current portion of other payables to related parties (under payables to related parties)	$—	$685,718

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$2,371,524	$817,530

The accompanying notes are an integral part of the financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1. GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of March 31, 2007 and 2006, the Company had 20,222 and 20,027 employees, respectively.
2. SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.
Significant accounting policies are summarized as follows:
     Use of Estimates
The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
     Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
     Cash Equivalents
Repurchase agreements collateralized by government bonds, asset-backed commercial papers and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

     Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
     Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Except structured time deposits whose fair value is estimated using valuation techniques, fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing-price at the end of the period, respectively. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
     Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

     Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
     Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacture of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
     Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
     Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired is in excess of the cost of investment, the excess shall be proportionately allocated as reductions to the fair value of non-current assets. The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees that record such gains or losses until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
     Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
     Property, Plant and Equipment and Assets Leased to Others
Property, plant, and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
     Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

     Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
     Research and Development
Expenditures arising from research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.
     Pension Costs
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.
     Income Tax
The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current period’s income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

     Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.
     Treasury Stock
The Company’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.
     Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
3. ACCOUNTING CHANGES
On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation”.
The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.
The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$295,669 thousand, a decrease in net income of NT$541,855 thousand, and a decrease in basic earnings per share (after income tax) of NT$0.02, for the three months ended March 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the three months ended March 31, 2006.
4. CASH AND CASH EQUIVALENTS

	March 31
	2007	2006
Cash and deposits in banks	$77,169,400	$48,126,259
Repurchase agreements collaterized by government bonds	41,985,407	61,427,311
Asset-backed commercial papers	597,361	—
Corporate notes	—	436,220

	$119,752,168	$109,989,790

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2007	2006
Derivatives — financial assets

Forward exchange contracts	$—	$2,254
Cross currency swap contracts	159	56,291

	$159	$58,545

Derivatives — financial liabilities

Forward exchange contracts	$18,717	$6,597
Cross currency swap contracts	115,085	347,617

	$133,802	$354,214

The Company entered into derivative contracts during the three months ended March 31, 2007 and 2006 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company discontinued applying hedge accounting treatment for its derivative contracts.
     Outstanding forward exchange contracts as of March 31, 2007 and 2006:

Contract
Amount
	Maturity Date	(in Thousands)
March 31, 2007

Sell EUR/Buy US$	April 2007	EUR 23,000

March 31, 2006

Sell EUR/Buy US$	April 2006	EUR 30,500

     Outstanding cross currency swap contracts as of March 31, 2007 and 2006:

	Contract	Range of	Range of
	Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received
March 31, 2007

April 2007 to June 2007	US$835,000	2.65%-5.35%	1.65%-5.16%

March 31, 2006

April 2006 to June 2006	US$2,311,000	2.91%-5.65%	0.10%-2.04%
For the three months ended March 31, 2007 and 2006, net losses and net gains arising from derivative financial instruments were NT$677,929 thousand (including realized settlement losses of NT$510,436 thousand and valuation losses of NT$167,493 thousand) and NT$558,549 thousand (including realized settlement gains of NT$854,218 thousand and valuation losses of NT$295,669 thousand), respectively.
6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2007	2006
Open-end mutual funds	$23,976,854	$19,085,320
Corporate bonds	4,163,115	11,961,405
Government bonds	4,152,738	4,884,533
Structured time deposits	499,288	499,091
Agency bonds	—	13,154,575
Corporate issued asset-backed securities	—	10,936,373
Corporate notes	—	97,863
Money market funds	—	90,509
Publicly-traded stocks	—	6,279

	32,791,995	60,715,948
Current portion	(26,325,390)	(58,815,063)

	$6,466,605	$1,900,885

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. In the second half year of 2006, the Company transferred investment portfolios managed by the fund managers of US$1,277,789 thousand to TSMC Global Ltd. (TSMC-Global), a subsidiary of TSMC. The transferred investment portfolios held by TSMC Global are still being managed by the same fund managers in accordance with the aforementioned investment guidelines and terms.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
March 31, 2007

Step-up callable deposits
Domestic deposits	$500,000	$499,288	1.76%	March 2008

March 31, 2006

Step-up callable deposits
Domestic deposits	$500,000	$499,091	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.
7. HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2007	2006
Corporate bonds	$13,426,614	$9,288,167
Structured time deposits	11,117,800	10,641,200
Government bonds	8,676,382	7,868,330

	33,220,796	27,797,697
Current portion	(6,523,668)	(9,120,093)

	$26,697,128	$18,677,604

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2007

Step-up callable deposits
Domestic deposits	$4,500,000	$13,593	1.50%-1.83%	June 2007 to October 2008

Callable range accrual deposits
Domestic deposits	3,970,680	14,752	(See below)	September 2009 to December 2009

Foreign deposits	2,647,120	7,390	(See below)	October 2009 to December 2009

	$11,117,800	$35,735

(Continued)

	Principal		Range of
	Amount	Interest Receivable	Interest Rates	Maturity Date
March 31, 2006

Step-up callable deposits
Domestic deposits	$3,500,000	$16,881	1.40%-2.01%	June 2007 to March 2009
Callable range accrual deposits
Domestic deposits	3,895,200	14,553	(See below)	September 2009 to December 2009

Foreign deposits	3,246,000	12,433	(See below)	October 2009 to January 2010

	$10,641,200	$43,867

(Concluded)
The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of March 31, 2007 and 2006, the principal of the deposits that resided in banks located in Hong Kong amounted to US$60,000 thousand and US$80,000 thousand, respectively; those resided in banks located in Singapore amounted to US$20,000 thousand.
8. INVENTORIES, NET

	March 31
	2007	2006
Finished goods	$3,477,094	$3,075,200
Work in process	15,567,178	12,192,651
Raw materials	1,197,164	1,899,428
Supplies and spare parts	449,237	795,070

	20,690,673	17,962,349
Allowance for losses	(757,313)	(1,061,236)

	$19,933,360	$16,901,113

9. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2007		2006
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global (Note 6)	$43,771,405	100	$—	—
TSMC International Investment Ltd. (TSMC International)	26,934,392	100	25,985,340	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	9,127,747	100	9,352,101	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	8,134,439	39	4,629,413	32
Vanguard International Semiconductor Corporation (VIS)	5,999,943	27	5,541,044	27
TSMC Partners, Ltd. (TSMC Partners)	4,572,167	100	4,106,947	100
TSMC North America (TSMC-North America)	2,107,864	100	1,826,618	100
Xintec Inc. (Xintec)	1,370,453	43	—	—
VentureTech Alliance Fund II, L.P. (VTAF II)	801,222	98	630,569	98
Emerging Alliance Fund, L.P. (Emerging Alliance)	779,280	99	1,250,283	99
Global UniChip Corporation (GUC)	692,434	38	451,841	45
VentureTech Alliance Fund III, L.P. (VTAF III)	438,480	98	—	—
Chi Cherng Investment Co., Ltd. (Chi Cherng)	118,167	36	78,197	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	116,793	36	77,470	36
TSMC Japan Limited (TSMC-Japan)	98,799	100	94,218	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	56,633	100	23,302	100
TSMC Korea Limited (TSMC-Korea)	15,087	100	—	—

	$105,135,305		$54,047,343

In November 2006, the Company acquired 81 thousand shares in SSMC from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased from 382 thousand to 463 thousand; the percentage of ownership increased from 32% to 39%.
In January 2007, the Company acquired 90,526 thousand shares in Xintec, representing 43% of the total common shares, for NT$1,357,890 thousand.
For the three months ended March 31, 2007 and 2006, net equity in earnings of NT$853,184 thousand and NT$2,972,039 thousand was recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the reviewed financial statements of the investees as of and for the same periods ended as the Company.

10. FINANCIAL ASSETS CARRIED AT COST

	March 31
	2007	2006
Non-publicly traded stocks	$364,913	$472,500
Mutual funds	381,492	340,854

	$746,405	$813,354

11. PROPERTY, PLANT AND EQUIPMENT
     Accumulated depreciation consisted of the following:

	March 31
	2007	2006
Buildings	$51,483,606	$44,728,744
Machinery and equipment	377,026,674	323,087,400
Office equipment	6,619,387	5,874,182

	$435,129,667	$373,690,326

     No interest was capitalized during the three months ended March 31, 2007 and 2006.
12. DEFERRED CHARGES, NET

	March 31
	2007	2006
Technology license fees	$4,425,854	$4,670,054
Software and system design costs	1,137,467	1,446,346
Others	30,317	63,070

	$5,593,638	$6,179,470

13. BONDS PAYABLE

	March 31
	2007	2006
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$4,500,000	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000

	17,000,000	19,500,000
Current portion	(4,500,000)	(2,500,000)

	$12,500,000	$17,000,000

As of March 31, 2007, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2007 4th quarter	$4,500,000
2009	8,000,000
2012	4,500,000

$17,000,000

14. OTHER LONG-TERM PAYABLES
Most of the payables resulted from license agreements for certain semiconductor-related patents. As of March 31, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007 (2nd to 4th quarter)	$2,294,096
2008	751,617
2009	342,140
2010	342,140
2011	264,712

3,994,705
Current portion (classified under accrued expenses and other current liabilities)	(2,371,524)

$1,623,181

15. PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.
The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005, and recognized pension cost of NT$148,533 thousand and NT$155,461 thousand for the three months ended March, 2007 and 2006, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China. The Company recognized pension cost of NT$81,154 thousand and NT$53,834 thousand for the three months ended March, 2007 and 2006, respectively.

Changes in the Fund under the defined benefit plan are summarized as follows:

	Three Months Ended
	March 31
	2007	2006
Balance, beginning of period	$1,913,002	$1,658,864
Contributions	68,155	79,041
Interest	46,279	34,384
Payments	—	(4,678)

Balance, end of period	$2,027,436	$1,767,611

16. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Three Months Ended
	March 31
	2007	2006
Income tax expense based on “income before income tax” at statutory rate (25%)	$4,973,727	$8,663,835
Tax effect of the following:
Tax-exempt income	(991,862)	(3,772,846)
Temporary and permanent differences	(79,127)	(84,382)
Cumulative effect of changes in accounting principles	—	(82,062)
Income tax credits	(1,951,369)	(2,362,272)

Income tax currently payable	$1,951,369	$2,362,273

b.	Income tax expense consisted of the following:

Income tax currently payable	$1,951,369	$2,362,273
Other income tax adjustments	—	8,833
Net change in deferred income tax assets
Investment tax credits	509,910	503,405
Temporary differences	(708,401)	(1,327,214)
Valuation allowance	(696,609)	255,072

Income tax expense	$1,056,269	$1,802,369

c.	Net deferred income tax assets consisted of the following:

	March 31
	2007	2006
Current deferred income tax assets
Investment tax credits	$9,486,631	$7,276,728

Noncurrent deferred income tax assets, net
Investment tax credits	$9,960,351	$16,085,638
Temporary differences	1,548,865	644,944
Valuation allowance	(6,507,620)	(9,665,618)

	$5,001,596	$7,064,964

d.	Integrated income tax information:

The balance of the imputation credit account as of March 31, 2007 and 2006 was NT$828,612 thousand and NT$80,472 thousand, respectively.

The estimated and actual creditable ratio for distribution of earnings of 2006 and 2005 was 0.54 % and 2.88%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2007, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$3,955,454	$2,004,085	2008
		6,030,087	6,030,087	2009
		5,971,768	5,971,768	2010
		144,422	144,422	2011

		$16,101,731	$14,150,362

Statute for Upgrading Industries	Research and development expenditures	$1,627,095	$1,627,095	2008
		1,534,230	1,534,230	2009
		1,534,050	1,534,050	2010
		440,265	440,265	2011

		$5,135,640	$5,135,640

Statute for Upgrading Industries	Personnel training expenditures	$40,734	$40,734	2008
		40,442	40,442	2009

		$81,176	$81,176

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

g.	The profits generated from the following expansion and construction projects are exempt from income tax for a four-year or five-year period:

Tax-Exemption Period
Expansion of Fab 2 to Fab 6	2003 to 2006
Construction of Fab 12 — Module A	2004 to 2007
Construction of Fab 14 — Module A	2006 to 2010
h.	The tax authorities have examined income tax returns of the Company through 2003.

17. LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$2,219,384	$1,048,077	$3,267,461
Labor and health insurance	160,974	86,039	247,013
Pension	149,674	80,013	229,687
Meal	104,780	38,199	142,979
Welfare	55,674	31,019	86,693
Others	30,552	1,171	31,723

	$2,721,038	$1,284,518	$4,005,556

Depreciation	$16,857,622	$957,405	$17,815,027

Amortization	$458,751	$206,968	$665,719

	Three Months Ended March 31, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$2,585,763	$1,029,808	$3,615,571
Labor and health insurance	168,406	81,425	249,831
Pension	141,112	68,183	209,295
Meal	115,836	39,662	155,498
Welfare	48,480	24,345	72,825
Others	51,769	3,614	55,383

	$3,111,366	$1,247,037	$4,358,403

Depreciation	$14,548,962	$818,442	$15,367,404

Amortization	$364,266	$237,773	$602,039

18. SHAREHOLDERS’ EQUITY
As of March 31, 2007, 888,740 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 4,443,698 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital.

     Capital surplus consisted of the following:

	March 31
	2007	2006
From merger	$24,003,546	$24,003,546
Additional paid-in capital	20,063,728	23,341,345
From convertible bonds	9,360,424	9,360,424
From long-term investments	414,524	196,129
From treasury stock transactions	389,188	306,868
Donations	55	55

	$54,231,465	$57,208,367

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonus to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2006 and 2005 had been approved in a Board of Directors’ meeting held on February 6, 2007 and a shareholders’ meeting held on May 16, 2006, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriations of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2006	Year 2005	Year 2006	Year 2005
Legal capital reserve	$12,700,973	$9,357,503
Special capital reserve	(11,192)	(1,585,685)
Bonus to employees — in cash	4,572,798	3,432,129
Bonus to employees — in stock	4,572,798	3,432,129
Cash dividends to shareholders	77,489,064	61,825,061	$3.00	$2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410

	$100,126,835	$80,428,051

The Board of Directors’ meeting held on February 6, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774,891 thousand.
The amounts of the appropriations of earnings for 2005 are consistent with the resolutions of the meeting of the Board of Directors held on February 14, 2006. The amounts of the appropriations of earnings for 2006 and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77% and 1.39% of the Company’s total outstanding common shares as of December 31, 2006 and 2005, respectively.
The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
19. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of March 31, 2007.

Information about outstanding options for the three months ended March 31, 2007 and 2006 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Three months ended March 31, 2007

Balance, beginning of period	52,814	39.6
Options exercised	(3,271)	37.3
Options cancelled	(252)	47.2

Balance, end of period	49,291	39.7

Three months ended March 31, 2006

Balance, beginning of period	67,758	42.1
Options exercised	(3,028)	38.8
Options cancelled	(1,117)	46.6

Balance, end of period	63,613	42.2

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of dividends in accordance with the plans.
As of March 31, 2007, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$27.6-$39.7	31,782	3.92	$35.5	27,625	$34.9
$45.1-$52.3	17,509	5.65	47.5	6,495	47.0

	49,291			34,120

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2007 and 2006. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the three months ended March 31, 2007 and 2006 would have been as follows:

Three Months Ended March 31
	2007	2006
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years
(Continued)

	Three Months Ended March 31
	2007	2006
Net income:
Net income as reported	$18,838,639	$32,606,786
Pro forma net income	18,819,482	32,577,069

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$0.73	$1.26
Pro forma basic EPS	0.73	1.26
Diluted EPS as reported	0.73	1.26
Pro forma diluted EPS	0.73	1.26
(Concluded)
20. TREASURY STOCK

			(Shares in Thousands)
	Beginning			Ending
	Shares	Addition	Disposal	Shares
Three months ended March 31, 2007

Parent company stock held by subsidiaries	33,926	—	—	33,926

Three months ended March 31, 2006

Parent company stock held by subsidiaries	32,938	—	—	32,938

As of March 31, 2007 and 2006, the book value of the treasury stock was NT$918,075 thousand; the market value was NT$2,303,596 thousand and NT$2,114,650 thousand, respectively. The Company’s stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.
21. EARNINGS PER SHARE

	Three Months Ended March 31
	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$0.77	$0.73	$1.34	$1.27
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the period	$0.77	$0.73	$1.33	$1.26

Diluted EPS (NT$)
Income before cumulative effect of change in accounting principles	$0.77	$0.73	$1.34	$1.27
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the period	$0.77	$0.73	$1.33	$1.26

EPS was computed as follows:

				EPS (NT$)
	Amounts (Numerator)		Number of
			Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Three months ended March 31, 2007

Basic EPS
Income available to common shareholders	$19,894,908	$18,838,639	25,797,873	$0.77	$0.73

Effect of dilutive potential common stock — stock options	—	—	21,663

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$19,894,908	$18,838,639	25,819,536	$0.77	$0.73

Three months ended March 31, 2006

Basic EPS
Income available to common shareholders	$34,327,093	$32,606,786	25,783,258	$1.33	$1.26

Effect of dilutive potential common stock — stock options	—	—	21,512

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$34,327,093	$32,606,786	25,804,770	$1.33	$1.26

22. DISCLOSURES FOR FINANCIAL INSTRUMENTS
     a. Fair values of financial instruments were as follows:

	March 31
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$159	$159	$58,545	$58,545
Available-for-sale financial assets	32,791,995	32,791,995	60,715,948	60,715,948
Held-to-maturity financial assets	33,220,796	33,203,292	27,797,697	27,386,028
Investments accounted for using equity method (with market price)	6,692,377	23,975,319	5,541,044	10,378,016

Liabilities

Financial liabilities at fair value through profit or loss	133,802	133,802	354,214	354,214
Bonds payable (including current portion)	17,000,000	17,279,497	19,500,000	19,904,420
Other long-term payables (including current portion)	3,994,705	3,994,705	4,083,818	4,083,818
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; while fair values of structured time deposits were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	Losses recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$167,493 thousand and NT$295,669 thousand for the three months ended March 31, 2007 and 2006, respectively.
d.	As of March 31, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$66,012,950 thousand and NT$88,565,911 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$133,802 thousand and NT$354,214 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$6,617,800 thousand and NT$7,141,200 thousand, respectively.
e.	The Company recognized an unrealized gain of NT$93,451 thousand and an unrealized loss of NT$139,489 thousand directly in shareholders’ equity for the changes in fair value of available-for-sale financial assets for the three months ended March 31, 2007 and 2006, respectively; the Company recognized a gain of NT$29,611 thousand and NT$261,300 thousand which was removed from shareholders’ equity and charged to current income for the three months ended March 31, 2007 and 2006, respectively. The Company also recognized unrealized gains of NT$94,679 thousand and NT$433,658 thousand in shareholders’ equity for the changes in fair value of available-for-sale financial assets held by equity method investees for the three months ended March 31, 2007 and 2006, respectively.
f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

23. RELATED PARTY TRANSACTIONS
     The Company engages in business transactions with the following related parties:
a.	Philips, a major shareholder of the Company.

b.	Subsidiaries

TSMC-North America TSMC-Shanghai TSMC-Europe TSMC-Japan TSMC-Korea

c.	Investees

GUC (with a controlling interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

d.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)

e.	Indirect investee

VisEra (accounted for using equity method)

f.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
     Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2007		2006
	Amount	%	Amount	%
For the three months ended March 31

Sales
TSMC-North America	$39,207,204	61	$44,102,519	56
Philips	—	—	1,035,524	1
Others	209,901	1	170,866	—

	$39,417,105	62	$45,308,909	57

	2007		2006
	Amount	%	Amount	%
Purchases
WaferTech	$2,359,717	23	$3,118,957	26
SSMC	1,386,200	13	1,936,912	16
TSMC-Shanghai	1,233,506	12	996,913	9
VIS	686,332	6	736,971	6

	$5,665,755	54	$6,789,753	57

Manufacturing expenses — technical assistance fees
Philips (Note 25a)	$—	—	$188,976	1

Marketing expenses — commission
TSMC-Europe	$53,775	17	$45,213	7
TSMC-Japan	45,512	15	48,686	7
TSMC-Korea	4,197	1	—	—

	$103,484	33	$93,899	14

General and administrative expenses — rental
GUC	$3,473	—	$4,186	—

Research and development expenses
TSMC Technology	$17,346	1	$—	—
GUC	6,456	—	22,389	1

	$23,802	1	$22,389	1

Sales of property, plant and equipment
TSMC-Shanghai	$—	—	$100,423	22

Non-operating income and gains
VIS (primarily technical service income, see Note 25h)	$86,762	4	$49,537	1
TSMC-Shanghai	76,455	3	60,776	1
SSMC (primarily technical service income, see Note 25e)	58,483	2	71,952	1
VisEra	42,089	2	45,922	1

	$263,789	11	$228,187	4

As of March 31

Receivables
TSMC-North America	$18,993,076	99	$20,821,546	98
Philips	—	—	321,540	2
Others	164,496	1	105,870	—

	$19,157,572	100	$21,248,956	100

	2007		2006
	Amount	%	Amount	%
Other receivables
VIS	$155,657	32	$51,144	8
TSMC-Shanghai	144,605	30	154,400	23
SSMC	82,868	17	98,395	14
TSMC-North America	51,251	10	319,449	47
VisEra	40,567	8	58,445	8
Others	12,318	3	1,842	—

	$487,266	100	$683,675	100

Payables
SSMC	$694,554	29	$428,357	12
WaferTech	627,230	26	1,076,937	31
TSMC-Shanghai	512,066	22	361,221	10
VIS	438,785	18	716,048	20
Philips	—	—	685,718	20
Others	105,298	5	244,523	7

	$2,377,933	100	$3,512,804	100

Other long-term payables
Philips (Note 25a)	$—	—	$1,087,410	100

Deferred credits
TSMC-Shanghai	$670,387	61	$633,122	52
VisEra	108,806	10	170,981	14

	$779,193	71	$804,103	66

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
The Company deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
The Company leased part of its office space from GUC with a quarterly rental of NT$4,186 thousand; beginning from June 2006, the quarterly rental has been changed to NT$3,473 thousand. The Company also leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 thousand (classified under non-operating income and gains).
24. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2007 to December 2026 and can be renewed upon expiration.

     As of March 31, 2007, future lease payments were as follows:

Year	Amount
2007 (2nd to 4th quarter)	$223,337
2008	264,255
2009	255,676
2010	208,607
2011	207,094
2012 and thereafter	1,547,121

$2,706,090

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of March 31, 2007, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006.) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2007, the Company had a total of US$102,862 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC’s claims. As of March 31, 2007, SMIC had paid US$60,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC-North America, and Wafertech, alleging defamation and breach of good faith. The result of the above-mentioned litigation cannot be determined at this time.

j.	Amounts available under unused letters of credit as of March 31, 2007 were NT$6,480 thousand.
26.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees in which the Company has a controlling interest:

TSMC-Shanghai entered into forward exchange contracts during the three months ended March 31, 2007 to manage exposures due to foreign exchange rate fluctuations.

Outstanding forward exchange contracts as of March 31, 2007:

Contract
Amount
	Maturity Date	(in Thousands)
Sell US$/Buy JPY	April 2007	JPY11,000
Net realized settlement losses and valuation gains arising from TSMC-Shanghai’s forward exchange transactions for the three months ended March 31, 2007 were NT$196 thousand and NT$110 thousand, respectively.

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.

Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
March 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				March 31, 2007
							Market Value or Net
				Shares/Units (In	Carrying Value (US$	Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)	Ownership	Thousands)	Note
The Company	Government bond
	2003 Government Bond Series B	—	Available-for-sale financial assets	—	$2,348,536	N/A	$2,348,536
	2004 Government Bond Series B	—	”	—	1,202,233	N/A	1,202,233
	2006 Government Bond Series D	—	”	—	400,608	N/A	400,608
	2004 Government Bond Series G	—	”	—	201,361	N/A	201,361
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,655,977	N/A	3,655,548
	2003 Government Bond Series B	—	”	—	1,647,875	N/A	1,646,973
	2003 Asian Development Bank Govt. Bond	—	”	—	840,652	N/A	875,103
	2003 Government Bond Series F	—	”	—	797,728	N/A	845,356
	2004 Kaohsiung Municipal Bond Series A	—	”	—	620,000	N/A	620,273
	2003 Government Bond Series H	—	”	—	401,358	N/A	400,912
	European Investment Bank Bonds	—	”	—	374,155	N/A	400,000
	2004 Kaohsiung Municipal Bond Series B	—	”	—	249,998	N/A	250,004
	2003 European Bank for Recomspruction and Development Govt. Bond Series A	—	”	—	88,639	N/A	90,000

	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	17,672	2,918,108	N/A	2,918,108
	ING Taiwan Bond Fund	—	”	151,353	2,289,110	N/A	2,289,110
	Fuh Hwa Bond	—	”	125,122	1,673,913	N/A	1,673,913
	Mega Diamond Bond Fund	—	”	139,333	1,608,841	N/A	1,608,841
	Prudential Financial Bond Fund	—	”	103,751	1,521,627	N/A	1,521,627
	JF Taiwan Bond Fund	—	”	85,145	1,303,771	N/A	1,303,771
	Jih Sun Bond Fund	—	”	88,165	1,206,833	N/A	1,206,833
	NITC Taiwan Bond	—	”	79,132	1,118,950	N/A	1,118,950
	Cathay Bond	—	”	92,392	1,068,891	N/A	1,068,891
	ING Taiwan Income Fund	—	”	63,947	1,016,246	N/A	1,016,246
	President James Bond	—	”	65,496	1,013,963	N/A	1,013,963
	AIG Taiwan Bond Fund	—	”	78,629	1,006,070	N/A	1,006,070
	Dresdner Bond DAM Fund	—	”	80,925	941,072	N/A	941,072
	Shinkong Chi Shin Bond Fund	—	”	62,183	893,732	N/A	893,732
	Taishin Lucky Fund	—	”	78,624	809,272	N/A	809,272
	JF Taiwan First Bond Fund	—	”	56,163	792,018	N/A	792,018
	ING Taiwan Select Bond Fund	—	”	63,372	720,792	N/A	720,792
	Polaris De-Bao Fund	—	”	63,273	703,594	N/A	703,594
	HSBC Taiwan Money Management	—	”	34,093	508,047	N/A	508,047
	TIIM High Yield	—	”	36,657	456,836	N/A	456,836
	INVESCO Bond Fund	—	”	27,176	405,168	N/A	405,168

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,552,651	N/A	1,552,651
	Cathay Bank	—	”	—	1,164,731	N/A	1,164,731
	Taiwan Power Company	—	”	—	1,047,450	N/A	1,047,450
	Formosa Petrochemical Corporation	—	”	—	398,283	N/A	398,283
(Continued)

				March 31, 2007
							Market Value or Net
				Shares/Units (In	Carrying Value (US$	Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)	Ownership	Thousands)	Note
	Taiwan Power Company	—	Held-to-maturity financial assets	—	$3,962,223	N/A	$3,962,115
	Formosa Petrochemical Corporation	—	”	—	3,570,548	N/A	3,572,649
	Nan Ya Plastics Corporation	—	”	—	2,770,621	N/A	2,781,295
	Chinese Petroleum Corporation	—	”	—	1,450,247	N/A	1,450,222
	China Steel Corporation	—	”	—	1,000,000	N/A	1,011,210
	Formosa Plastic Corporation	—	”	—	384,956	N/A	384,815
	Shanghai commercial & Saving Bank	—	”	—	288,019	N/A	287,939

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	43,771,405	100	43,771,405

	TSMC International	Subsidiary	”	987,968	26,934,392	100	26,934,392
	SSMC	Investee accounted for using equity method	”	463	8,134,439	39	8,134,439
	TSMC Partners	Subsidiary	”	300	4,572,167	100	4,572,167
	VIS	Investee accounted for using equity method	”	442,262	5,999,943	27	12,339,105

	TSMC-North America	Subsidiary	”	11,000	2,107,864	100	2,107,864
	Xintec	Investee with a controlling interest	”	90,526	1,370,453	43	1,268,382
	GUC	Investee with a controlling interest	”	41,263	692,434	38	11,636,214
	TSMC-Japan	Subsidiary	”	6	98,799	100	98,799
	TSMC-Europe	Subsidiary	”	—	56,633	100	56,634
	TSMC-Korea	Subsidiary	”	80	15,087	100	15,087
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	316,878
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	242,757
	W.K. Technology Fund IV	—	”	4,000	40,000	2	57,472
	Hontung Venture Capital Co., Ltd.	—	”	2,633	26,329	10	26,340

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	312,949	12	312,949
	Crimson Asia Capital	—	”	—	68,543	1	68,543

	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—	9,127,747	100	9,100,089

	Emerging Alliance	Subsidiary	”	—	779,280	99	779,280
	VTAF II	Subsidiary	”	—	801,222	98	779,272
	VTAF III	Subsidiary	”	—	438,480	98	433,878
	Chi Cheng	Subsidiary	”	—	118,167	36	576,731	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—	116,793	36	576,304	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stock
	TSMC	Parent Company	Available-for-sale financial assets	16,947	1,150,720	—	1,150,720
	VIS	Equity method investee	Investments accounted for using equity method	5,032	108,656	—	108,656

Hsin Ruey	Stock
	TSMC	Parent Company	Available-for-sale financial assets	16,979	1,152,877	—	1,152,877
	VIS	Equity method investee	Investments accounted for using equity method	3,711	84,863	—	84,863
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
GUC	Open-end mutual funds
	Ta Chong Bond Fund	—	Available-for-sale financial assets	2,306		$30,149	—		$30,149
	NITC Taiwan Bond Fund	—	”	1,770		25,029	—		25,029
	Dresdner Bond DAM Fund	—	”	2,152		25,028	—		25,028
	Yuan Ta Wan Tai Fund	—	”	1,429		20,024	—		20,024
	ING Taiwan Bond Fund	—	”	993		15,019	—		15,019

	Stock
	Global Unichip Corp. - North America	Subsidiary	Investments accounted for using equity method	100		6,726	100		6,726

	Global Unichip Japan Co., Ltd.	Subsidiary	”	—		2,737	100		2,737

TSMC International	Stock
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$	29,075	97	US$	29,075

	InveStar II	Subsidiary	”	51,300	US$	48,143	97	US$	48,143
	TSMC Development	Subsidiary	”	1	US$	658,063	100	US$	658,063
	TSMC Technology	Subsidiary	”	1	US$	6,160	100	US$	6,160

TSMC Development	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	288,957	100	US$	288,957

TSMC Partners	Common stock
	VisEra Holdings Company	Equity method investee	Investments accounted for using equity method	25,000	US$	35,309	49	US$	35,309

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Financial assets carried at cost	10,800		$100,000	6		$100,000
	RichWave Technology Corp.	—	”	4,247	US$	1,648	13	US$	1,648
	Pixim, Inc.	—	”	1,036	US$	275	3	US$	275

	Preferred stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	84	US$	2,244	—	US$	2,244

	Ikanos Communication, Inc.	—	Available-for-sale financial assets	515	US$	4,000	2	US$	4,000
	Pixim, Inc.	—	Financial assets carried at cost	3,606	US$	862	—	US$	862
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	”	2,410	US$	1,399	5	US$	1,399
	Reflectivity, Inc.	—	”	4,848	US$	102	4	US$	102
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	”	714	US$	1,000	4	US$	1,000
	NuCORE Technology, Inc.	—	”	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	”	800	US$	500	2	US$	500

	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Centrality Comunications	—	”	1,325	US$	1,800	3	US$	1,800
	Teknovus, Inc.	—	”	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	”	583	US$	600	4	US$	600
	Mobilygen	—	”	1,415	US$	750	1	US$	750

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,675	US$	787	13	US$	787
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	”	1,150	US$	660	6	US$	660
	RichWave Technology Corp.	—	”	500	US$	231	2	US$	231
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Preferred stock
	Teknovus, Inc.	—	Financial assets carried at cost	518	US$	119	—	US$	119
	Powerprecise Solutions, Inc.	—	”	1,445	US$	1,400	11	US$	1,400
	Tzero Technologies, Inc.	—	”	730	US$	1,500	2	US$	1,500
	Miradia, Inc.	—	”	2,740	US$	2,424	3	US$	2,424
	Axiom Microdevices, Inc.	—	”	4,142	US$	1,812	2	US$	1,812
	Next IO, Inc.	—	”	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	”	2,030	US$	2,074	2	US$	2,074
	Audience, Inc.	—	”	2,208	US$	474	1	US$	474
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Optichron, Inc.	—	”	353	US$	869	2	US$	869
	Xceive	—	”	714	US$	1,000	2	US$	1,000
	5V Technologies, Inc.	—	”	2,357	US$	1,768	11	US$	1,768
	Power Analog Microelectronics	—	”	2,000	US$	1,500	12	US$	1,500
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Beceem Communications	—	”	650	US$	1,600	1	US$	1,600
	Pixim, Inc.	—	”	3,279	US$	641	2	US$	641
	Aquantia Corporation	—	”	1,264	US$	1,150	5	US$	1,150

VTAF III	Preferred stock
	Mutual-Pak Limited	—	Financial assets carried at cost	170	US$	52	13	US$	52
	Quellan, Inc.	—	”	2,231	US$	2,500	8	US$	2,500
	M2000, Inc.	—	”	1,500	US$	1,500	4	US$	1,500
	SynDiTec, Inc.	—	”	4,332	US$	720	7	US$	720
	Validity Sensors, Inc.	—	”	5,333	US$	2,000	7	US$	2,000
	Advasense Sensors, Inc.	—	”	1,624	US$	1,500	6	US$	1,500
	Tilera, Inc.	—	”	1,698	US$	2,360	3	US$	2,360

Investar	Common stock
	Advanced Power Electronics Corp.	—	Available-for-sale financial assets	116	US$	36	—	US$	36
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,975	US$	25,474	7	US$	25,474
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154
	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,831	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	Sonics, Inc.	—	”	1,843	US$	3,530	2	US$	3,530
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Memsic, Inc.	—	”	2,727	US$	1,500	9	US$	1,500

Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	11,152	3	US$	11,152

	Geo Vision, Inc.	—	”	46	US$	224	—	US$	224
	RichTek Technology Corp.	—	”	216	US$	2,134	—	US$	2,134
	Geo Vision, Inc.	—	Available-for-sale financial assets	15	US$	72	—	US$	72
	RichTek Technology Corp.	—	”	227	US$	2,246	—	US$	2,246
	Ralink Technology (Taiwan), Inc.	—	Financial assets carried at cost	2,383	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	4	US$	223
	EoNEX Technologies, Inc.	—	”	55	US$	3,048	5	US$	3,048
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Trendchip Technologics Corp.	—	”	2,000	US$	574	4	US$	574
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	EON Technology, Corp.	—	Financial assets carried at cost	4,247	US$	1,175	7	US$	1,175
	Epic Communication, Inc.	—	”	191	US$	37	1	US$	37
	eLCOS Microdisplay Technology, Ltd.	—	”	270	US$	27	1	US$	27
	Sonics, Inc.	—	”	2,220	US$	32	3	US$	32

	Preferred stock
	Memsic, Inc.	—	Financial assets carried at cost	2,289	US$	1,560	7	US$	1,560
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	2,115	US$	3,082	3	US$	3,082
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	6	US$	2,000
	FangTek, Inc.	—	”	6,930	US$	3,250	16	US$	3,250
	eLCOS Microdisplay Technology, Ltd.	—	”	2,667	US$	3,500	8	US$	3,500
	Alchip Technologies Limited	—	”	3,531	US$	2,950	15	US$	2,950

TSMC Global	Aqgency bonds
	Fed Hm Ln Pc Pool 1g1411	—	Available-for-sale financial assets	—	US$	4,374	N/A	US$	4,374
	Fed Hm Ln Pc Pool 1g2593	—	”	—	US$	5,617	N/A	US$	5,617
	Fed Hm Ln Pc Pool 1h2520	—	”	—	US$	3,000	N/A	US$	3,000
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	2,292	N/A	US$	2,292
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	5,382	N/A	US$	5,382
	Fed Hm Ln Pc Pool 847628	—	”	—	US$	3,620	N/A	US$	3,620
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	8,127	N/A	US$	8,127
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,512	N/A	US$	1,512
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,311	N/A	US$	1,311
	Fed Hm Ln Pc Pool M80855	—	”	—	US$	3,195	N/A	US$	3,195
	Federal Home Ln Mtg	—	”	—	US$	2,815	N/A	US$	2,815
	Federal Home Ln Mtg	—	”	—	US$	6,348	N/A	US$	6,348
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,963	N/A	US$	1,963
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,936	N/A	US$	3,936
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,146	N/A	US$	3,146
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,358	N/A	US$	2,358
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,170	N/A	US$	4,170
	Federal Home Ln Mtg Corp.	—	”	—	US$	951	N/A	US$	951
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,995	N/A	US$	2,995
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,512	N/A	US$	3,512
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,960	N/A	US$	2,960
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,307	N/A	US$	1,307
	Federal Home Ln Mtg Corp.	—	”	—	US$	8,171	N/A	US$	8,171
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,959	N/A	US$	2,959
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,757	N/A	US$	2,757
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,505	N/A	US$	4,505
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,754	N/A	US$	2,754
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,704	N/A	US$	3,704
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,109	N/A	US$	4,109
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,925	N/A	US$	3,925
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,357	N/A	US$	4,357
	Federal Natl Mtg Assn	—	”	—	US$	2,616	N/A	US$	2,616
	Federal Natl Mtg Assn	—	”	—	US$	2,903	N/A	US$	2,903
	Federal Natl Mtg Assn	—	”	—	US$	2,070	N/A	US$	2,070
	Federal Natl Mtg Assn	—	”	—	US$	4,035	N/A	US$	4,035
	Federal Natl Mtg Assn	—	”	—	US$	2,001	N/A	US$	2,001
	Federal Natl Mtg Assn	—	”	—	US$	4,162	N/A	US$	4,162
	Federal Natl Mtg Assn	—	”	—	US$	439	N/A	US$	439
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Federal Natl Mtg Assn Gtd	—	Available-for-sale financial assets	—	US$	2,102	N/A	US$	2,102

	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,904	N/A	US$	1,904
	Fnma Pool 254507	—	”	—	US$	1,499	N/A	US$	1,499
	Fnma Pool 254834	—	”	—	US$	1,356	N/A	US$	1,356
	Fnma Pool 255883	—	”	—	US$	3,419	N/A	US$	3,419
	Fnma Pool 555549	—	”	—	US$	1,543	N/A	US$	1,543
	Fnma Pool 632399	—	”	—	US$	421	N/A	US$	421
	Fnma Pool 662401	—	”	—	US$	635	N/A	US$	635
	Fnma Pool 667766	—	”	—	US$	1,469	N/A	US$	1,469
	Fnma Pool 680932	—	”	—	US$	1,231	N/A	US$	1,231
	Fnma Pool 681393	—	”	—	US$	2,660	N/A	US$	2,660
	Fnma Pool 685116	—	”	—	US$	621	N/A	US$	621
	Fnma Pool 687863	—	”	—	US$	2,486	N/A	US$	2,486
	Fnma Pool 696485	—	”	—	US$	3,106	N/A	US$	3,106
	Fnma Pool 703711	—	”	—	US$	520	N/A	US$	520
	Fnma Pool 725095	—	”	—	US$	1,153	N/A	US$	1,153
	Fnma Pool 730033	—	”	—	US$	1,400	N/A	US$	1,400
	Fnma Pool 740934	—	”	—	US$	1,371	N/A	US$	1,371
	Fnma Pool 790828	—	”	—	US$	2,391	N/A	US$	2,391
	Fnma Pool 793025	—	”	—	US$	2,335	N/A	US$	2,335
	Fnma Pool 793932	—	”	—	US$	556	N/A	US$	556
	Fnma Pool 794040	—	”	—	US$	815	N/A	US$	815
	Fnma Pool 795548	—	”	—	US$	376	N/A	US$	376
	Fnma Pool 806642	—	”	—	US$	1,199	N/A	US$	1,199
	Fnma Pool 813641	—	”	—	US$	3,688	N/A	US$	3,688
	Fnma Pool 815626	—	”	—	US$	2,853	N/A	US$	2,853
	Fnma Pool 816594	—	”	—	US$	2,009	N/A	US$	2,009
	Fnma Pool 825395	—	”	—	US$	2,728	N/A	US$	2,728
	Fnma Pool 825398	—	”	—	US$	4,045	N/A	US$	4,045
	Fnma Pool 841069	—	”	—	US$	2,767	N/A	US$	2,767
	Fnma Pool 879906	—	”	—	US$	1,570	N/A	US$	1,570
	Fnma Pool 900296	—	”	—	US$	4,204	N/A	US$	4,204
	Gnma Ii Pool 081150	—	”	—	US$	577	N/A	US$	577
	Gnma Ii Pool 081153	—	”	—	US$	1,941	N/A	US$	1,941
	Federal Home Ln Bks	—	”	—	US$	8,819	N/A	US$	8,819
	Federal Home Ln Bks	—	”	—	US$	8,792	N/A	US$	8,792
	Federal Home Ln Bks	—	”	—	US$	4,883	N/A	US$	4,883
	Federal Home Ln Bks	—	”	—	US$	5,880	N/A	US$	5,880
	Federal Home Ln Bks	—	”	—	US$	4,908	N/A	US$	4,908
	Federal Home Ln Bks	—	”	—	US$	3,004	N/A	US$	3,004
	Federal Home Ln Bks	—	”	—	US$	6,127	N/A	US$	6,127
	Federal Home Ln Bks	—	”	—	US$	12,318	N/A	US$	12,318
	Federal Home Ln Bks	—	”	—	US$	5,372	N/A	US$	5,372
	Federal Home Ln Bks	—	”	—	US$	6,919	N/A	US$	6,919
	Federal Home Ln Bks	—	”	—	US$	5,908	N/A	US$	5,908
	Federal Home Ln Bks	—	”	—	US$	7,937	N/A	US$	7,937
	Federal Home Ln Bks	—	”	—	US$	4,504	N/A	US$	4,504
	Federal Home Ln Bks	—	”	—	US$	3,993	N/A	US$	3,993
	Federal Home Ln Bks	—	”	—	US$	7,511	N/A	US$	7,511
	Federal Home Ln Bks	—	”	—	US$	2,383	N/A	US$	2,383
	Federal Home Ln Bks	—	”	—	US$	7,952	N/A	US$	7,952
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Federal Home Ln Mtg Corp.	—	Available-for-sale financial assets	—	US$	5,961	N/A	US$	5,961
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,490	N/A	US$	1,490
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,993	N/A	US$	5,993
	Federal Home Loan Bank	—	”	—	US$	5,071	N/A	US$	5,071
	Federal Home Loan Bank	—	”	—	US$	4,508	N/A	US$	4,508
	Federal Home Loan Bank	—	”	—	US$	3,452	N/A	US$	3,452
	Federal Home Loan Banks	—	”	—	US$	8,049	N/A	US$	8,049
	Federal Natl Mtg Assn	—	”	—	US$	4,390	N/A	US$	4,390
	Federal Natl Mtg Assn	—	”	—	US$	3,957	N/A	US$	3,957
	Federal Natl Mtg Assn	—	”	—	US$	7,889	N/A	US$	7,889
	Federal Natl Mtg Assn	—	”	—	US$	19,820	N/A	US$	19,820
	Federal Natl Mtg Assn	—	”	—	US$	4,134	N/A	US$	4,134
	Federal Natl Mtg Assn	—	”	—	US$	4,995	N/A	US$	4,995
	Federal Natl Mtg Assn	—	”	—	US$	6,498	N/A	US$	6,498
	Federal Natl Mtg Assn	—	”	—	US$	2,000	N/A	US$	2,000
	Federal Natl Mtg Assn	—	”	—	US$	4,356	N/A	US$	4,356
	Federal Natl Mtg Assn Medium	—	”	—	US$	3,426	N/A	US$	3,426
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,930	N/A	US$	2,930
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,918	N/A	US$	2,918
	Federal Natl Mtg Assn Mtn	—	”	—	US$	5,341	N/A	US$	5,341
	Tennessee Valley Auth	—	”	—	US$	6,035	N/A	US$	6,035

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,507	N/A	US$	1,507
	Abbott Labs	—	”	—	US$	2,549	N/A	US$	2,549
	Ace Ltd.	—	”	—	US$	1,000	N/A	US$	1,000
	Allstate Life Global Fdg Secd	—	”	—	US$	2,967	N/A	US$	2,967
	American Express Co.	—	”	—	US$	3,467	N/A	US$	3,467
	American Gen Fin Corp.	—	”	—	US$	1,619	N/A	US$	1,619
	American Gen Fin Corp. Mtn	—	”	—	US$	3,469	N/A	US$	3,469
	American Gen Fin Corp. Mtn	—	”	—	US$	1,987	N/A	US$	1,987
	American Honda Fin Corp. Mtn	—	”	—	US$	7,062	N/A	US$	7,062
	American Honda Fin Corp. Mtn	—	”	—	US$	801	N/A	US$	801
	Ameritech Capital Funding Co.	—	”	—	US$	484	N/A	US$	484
	Amgen, Inc.	—	”	—	US$	2,928	N/A	US$	2,928
	Anz Cap Tr I	—	”	—	US$	977	N/A	US$	977
	Associates Corp. North Amer	—	”	—	US$	2,541	N/A	US$	2,541
	Axa Finl, Inc.	—	”	—	US$	2,151	N/A	US$	2,151
	Bank New York, Inc.	—	”	—	US$	1,491	N/A	US$	1,491
	Bank One Corp.	—	”	—	US$	3,391	N/A	US$	3,391
	Bank One Corp.	—	”	—	US$	2,046	N/A	US$	2,046
	Bank Utd Houston Tx Mtbn	—	”	—	US$	527	N/A	US$	527
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,297	N/A	US$	2,297
	Berkshire Hathaway Fin Corp.	—	”	—	US$	1,493	N/A	US$	1,493
	Chase Manhattan Corp. New	—	”	—	US$	5,085	N/A	US$	5,085
	Chase Manhattan Corp. New	—	”	—	US$	2,114	N/A	US$	2,114
	Chubb Corp.	—	”	—	US$	2,118	N/A	US$	2,118
	Cit Group Hldgs, Inc.	—	”	—	US$	3,034	N/A	US$	3,034
	Cit Group Inc. New	—	”	—	US$	2,507	N/A	US$	2,507
	CitiCorp.	—	”	—	US$	1,366	N/A	US$	1,366
	Cogentrix Energy, Inc.	—	”	—	US$	3,732	N/A	US$	3,732
	Colonial Pipeline Co.	—	”	—	US$	1,487	N/A	US$	1,487
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Consolidated Edison, Inc.	—	Available-for-sale financial assets	—	US$	2,928	N/A	US$	2,928
	Countrywide Fdg Corp. Mtn	—	”	—	US$	2,042	N/A	US$	2,042
	Credit Suisse First Boston	—	”	—	US$	733	N/A	US$	733
	Credit Suisse First Boston Usa	—	”	—	US$	2,197	N/A	US$	2,197
	Credit Suisse First Boston Usa	—	”	—	US$	3,175	N/A	US$	3,175
	Daimlerchrysler North Amer	—	”	—	US$	985	N/A	US$	985
	Daimlerchrysler North Amer Hld	—	”	—	US$	752	N/A	US$	752
	Dayton Hudson Corp.	—	”	—	US$	2,021	N/A	US$	2,021
	Deere John Cap Corp.	—	”	—	US$	4,946	N/A	US$	4,946
	Deere John Cap Corp.	—	”	—	US$	5,951	N/A	US$	5,951
	Deere John Cap Corp. Mtn Bk Ent	—	”	—	US$	2,173	N/A	US$	2,173
	Dell Computer Corp.	—	”	—	US$	2,818	N/A	US$	2,818
	Den Danske Bk Aktieselskab	—	”	—	US$	2,008	N/A	US$	2,008
	Diageo Plc	—	”	—	US$	3,459	N/A	US$	3,459
	Emerson Elec Co.	—	”	—	US$	3,218	N/A	US$	3,218
	European Invt Bk	—	”	—	US$	6,106	N/A	US$	6,106
	Fifth Third Bk Cincinnati Oh	—	”	—	US$	2,440	N/A	US$	2,440
	Fleet Boston Corp.	—	”	—	US$	2,644	N/A	US$	2,644
	Fleet Finl Group Inc. New	—	”	—	US$	904	N/A	US$	904
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,918	N/A	US$	1,918
	General Elec Cap Corp. Mtn	—	”	—	US$	3,918	N/A	US$	3,918
	General Elec Cap Corp. Mtn	—	”	—	US$	8,294	N/A	US$	8,294
	General Elec Cap Corp. Mtn	—	”	—	US$	8,334	N/A	US$	8,334
	General Elec Cap Corp. Mtn	—	”	—	US$	2,124	N/A	US$	2,124
	General Re Corp.	—	”	—	US$	3,280	N/A	US$	3,280
	Goldman Sachs Group, Inc.	—	”	—	US$	3,467	N/A	US$	3,467
	Greenpoint Finl Corp.	—	”	—	US$	975	N/A	US$	975
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	2,919	N/A	US$	2,919
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	5,136	N/A	US$	5,136
	Hancock John Global Fdg Mtn	—	”	—	US$	980	N/A	US$	980
	Hartford Finl Svcs Group, Inc.	—	”	—	US$	5,043	N/A	US$	5,043
	Hartford Finl Svcs Group, Inc.	—	”	—	US$	1,344	N/A	US$	1,344
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	2,963	N/A	US$	2,963
	Heller Finl, Inc.	—	”	—	US$	1,929	N/A	US$	1,929
	Hewlett Packard Co.	—	”	—	US$	1,858	N/A	US$	1,858
	Household Fin Corp.	—	”	—	US$	2,928	N/A	US$	2,928
	Household Fin Corp.	—	”	—	US$	3,118	N/A	US$	3,118
	Household Intl, Inc.	—	”	—	US$	2,850	N/A	US$	2,850
	Hsbc Fin Corp.	—	”	—	US$	3,027	N/A	US$	3,027
	Hsbc Fin Corp. Mtn	—	”	—	US$	5,114	N/A	US$	5,114
	Huntington National Bank	—	”	—	US$	1,887	N/A	US$	1,887
	Ing Sec Life Instl Fdg	—	”	—	US$	2,497	N/A	US$	2,497
	International Business Machs	—	”	—	US$	3,494	N/A	US$	3,494
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,964	N/A	US$	2,964
	Intl Lease Fin Corp. Mtn	—	”	—	US$	4,154	N/A	US$	4,154
	Jp Morgan Chase + Co.	—	”	—	US$	3,298	N/A	US$	3,298
	Key Bk Na Med Term Nts Bk Entr	—	”	—	US$	4,413	N/A	US$	4,413
	KeyCorp. Mtn Book Entry	—	”	—	US$	3,027	N/A	US$	3,027
	Kraft Foods, Inc.	—	”	—	US$	1,000	N/A	US$	1,000
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,166	N/A	US$	1,166
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,636	N/A	US$	1,636
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	490	N/A	US$	490
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Lehman Brothers Hldgs, Inc.	—	Available-for-sale financial assets	—	US$	994	N/A	US$	994
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	3,145	N/A	US$	3,145
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,077	N/A	US$	1,077
	Lincoln Natl Corp. In	—	”	—	US$	500	N/A	US$	500
	Marshall + Ilsley Corp.	—	”	—	US$	8,476	N/A	US$	8,476
	Mbna America Bank Na Y	—	”	—	US$	6,451	N/A	US$	6,451
	Metropolitan Life Global Mtn	—	”	—	US$	3,394	N/A	US$	3,394
	Mgic Invt Corp.	—	”	—	US$	1,214	N/A	US$	1,214
	Monumental Global Fdg Ii	—	”	—	US$	1,478	N/A	US$	1,478
	Monunmetal Global Fdg Ii	—	”	—	US$	1,976	N/A	US$	1,976
	Mony Group, Inc.	—	”	—	US$	2,174	N/A	US$	2,174
	Morgan Stanley	—	”	—	US$	1,942	N/A	US$	1,942
	Morgan Stanley	—	”	—	US$	2,139	N/A	US$	2,139
	National City Corp.	—	”	—	US$	3,424	N/A	US$	3,424
	National Westminster Bk Plc	—	”	—	US$	1,316	N/A	US$	1,316
	Nationwide Life Global Fdg I	—	”	—	US$	3,521	N/A	US$	3,521
	Nationwide Life Global Mtn	—	”	—	US$	1,495	N/A	US$	1,495
	Oracle Corp. / Ozark Hldg, Inc.	—	”	—	US$	1,988	N/A	US$	1,988
	Pepsico Inc Mtn Book Entry	—	”	—	US$	3,616	N/A	US$	3,616
	Pnc Fdg Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	Popular North Amer, Inc.	—	”	—	US$	2,922	N/A	US$	2,922
	Praxair, Inc.	—	”	—	US$	3,131	N/A	US$	3,131
	Premark Intl, Inc.	—	”	—	US$	2,728	N/A	US$	2,728
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,420	N/A	US$	3,420
	Principal Finl Group Australia	—	”	—	US$	1,012	N/A	US$	1,012
	Principal Life Global Fdg I Gl	—	”	—	US$	1,169	N/A	US$	1,169
	Protective Life Secd Trs	—	”	—	US$	2,929	N/A	US$	2,929
	Protective Life Secd Trs Mtn	—	”	—	US$	3,423	N/A	US$	3,423
	Prudential Ins Co. Amer	—	”	—	US$	2,615	N/A	US$	2,615
	Public Svc Elec Gas Co.	—	”	—	US$	3,702	N/A	US$	3,702
	Regions Finl Corp. New	—	”	—	US$	2,379	N/A	US$	2,379
	Safeco Corp.	—	”	—	US$	713	N/A	US$	713
	Sbc Communications, Inc.	—	”	—	US$	1,051	N/A	US$	1,051
	Sbc Communications, Inc.	—	”	—	US$	703	N/A	US$	703
	Simon Ppty Group Lp	—	”	—	US$	1,065	N/A	US$	1,065
	Simon Ppty Group Lp	—	”	—	US$	1,017	N/A	US$	1,017
	Slm Corp. Medium Term Nts	—	”	—	US$	2,954	N/A	US$	2,954
	Sp Powerassests Ltd Global	—	”	—	US$	974	N/A	US$	974
	St Paul Cos Inc. Mtn Bk Ent	—	”	—	US$	2,550	N/A	US$	2,550
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,460	N/A	US$	3,460
	Us Bk Natl Assn Cincinnati Oh	—	”	—	US$	2,934	N/A	US$	2,934
	Vodafone Airtouch Plc	—	”	—	US$	4,464	N/A	US$	4,464
	Wachovia Corp. New	—	”	—	US$	3,493	N/A	US$	3,493
	Wachovia Corp. New	—	”	—	US$	3,577	N/A	US$	3,577
	Washington Mut, Inc.	—	”	—	US$	1,706	N/A	US$	1,706
	Washington Post Co.	—	”	—	US$	3,012	N/A	US$	3,012
	Wells Fargo + Co. New	—	”	—	US$	2,956	N/A	US$	2,956
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,349	N/A	US$	4,349
	Westfield Cap Corp. Ltd.	—	”	—	US$	2,004	N/A	US$	2,004
	Wps Resources Corp.	—	”	—	US$	1,041	N/A	US$	1,041
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	82	N/A	US$	82
	Americredit Auto Rec Tr	—	”	—	US$	1,004	N/A	US$	1,004
	Americredit Automobile Rec Tr	—	”	—	US$	311	N/A	US$	311
	Americredit Automobile Rec Tr	—	”	—	US$	2,599	N/A	US$	2,599
	Americredit Automobile Rec Tr	—	”	—	US$	3,260	N/A	US$	3,260
	Americredit Automobile Receiva	—	”	—	US$	3,618	N/A	US$	3,618
	Americredit Automobile Receivb	—	”	—	US$	2,439	N/A	US$	2,439
	Atlantic City Elc Trns Fdgllc	—	”	—	US$	358	N/A	US$	358
	Ba Cr Card Tr	—	”	—	US$	4,326	N/A	US$	4,326
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	4,211	N/A	US$	4,211
	Bank Of Amer Lease Equip Tr	—	”	—	US$	731	N/A	US$	731
	Bear Stearns Alt A Tr	—	”	—	US$	575	N/A	US$	575
	Bear Stearns Arm Tr	—	”	—	US$	3,405	N/A	US$	3,405
	Bear Stearns Arm Tr	—	”	—	US$	1,950	N/A	US$	1,950
	Bear Stearns Coml Mtg Secs, Inc.	—	”	—	US$	6,355	N/A	US$	6,355
	Bear Stearns Coml Mtg Secs, Inc.	—	”	—	US$	3,534	N/A	US$	3,534
	Capital Auto Receivables Asset	—	”	—	US$	3,246	N/A	US$	3,246
	Capital One Auto Fin Tr	—	”	—	US$	2,623	N/A	US$	2,623
	Capital One Auto Fin Tr	—	”	—	US$	2,990	N/A	US$	2,990
	Capital One Auto Fin Tr	—	”	—	US$	5,000	N/A	US$	5,000
	Capital One Multi Asset Execut	—	”	—	US$	3,957	N/A	US$	3,957
	Capital One Multi Asset Execut	—	”	—	US$	2,973	N/A	US$	2,973
	Capital One Prime Auto Rec	—	”	—	US$	3,988	N/A	US$	3,988
	Capitial One Prime Auto Receiv	—	”	—	US$	1,966	N/A	US$	1,966
	Caterpillar Finl Asset Tr	—	”	—	US$	1,045	N/A	US$	1,045
	Caterpillar Finl Asset Tr	—	”	—	US$	8,174	N/A	US$	8,174
	Cbass Tr	—	”	—	US$	4,253	N/A	US$	4,253
	Cendant Rent Car Fdg Aesop Llc	—	”	—	US$	9,335	N/A	US$	9,335
	Chase Mtge Finance Corp.	—	”	—	US$	2,926	N/A	US$	2,926
	Chase Mtge Finance Corp.	—	”	—	US$	1,950	N/A	US$	1,950
	Cit Equip Coll Tr	—	”	—	US$	1,375	N/A	US$	1,375
	Cit Equip Coll Tr	—	”	—	US$	3,999	N/A	US$	3,999
	Citibank Cr Card Issuance Tr	—	”	—	US$	9,920	N/A	US$	9,920
	Citibank Cr Card Issuance Tr	—	”	—	US$	2,693	N/A	US$	2,693
	CitiCorp. Mtg Secs	—	”	—	US$	517	N/A	US$	517
	Cnh Equip Tr	—	”	—	US$	1,189	N/A	US$	1,189
	Credit Suisse First Boston Mtg	—	”	—	US$	3,750	N/A	US$	3,750
	Credit Suisse First Boston Mtg	—	”	—	US$	3,585	N/A	US$	3,585
	Credit Suisse First Boston Mtg	—	”	—	US$	420	N/A	US$	420
	Cwabs	—	”	—	US$	4,026	N/A	US$	4,026
	Cwabs, Inc.	—	”	—	US$	193	N/A	US$	193
	Cwmbs, Inc.	—	”	—	US$	837	N/A	US$	837
	Daimlerchrysler Auto Tr	—	”	—	US$	4,324	N/A	US$	4,324
	Daimlerchrysler Auto Tr	—	”	—	US$	1,697	N/A	US$	1,697
	Deere John Owner Tr	—	”	—	US$	2,449	N/A	US$	2,449
	Drive Auto Receivables Tr	—	”	—	US$	2,853	N/A	US$	2,853
	First Franklin Mtg Ln Tr	—	”	—	US$	4,300	N/A	US$	4,300
	First Horizon Abs Tr	—	”	—	US$	467	N/A	US$	467
	First Union Lehman Bros Mtg Tr	—	”	—	US$	1,280	N/A	US$	1,280
	Ford Credit Auto Owner Trust	—	”	—	US$	4,330	N/A	US$	4,330
	Ge Cap Cr Card Master Nt Tr	—	”	—	US$	2,852	N/A	US$	2,852
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Gs Mtg Secs Corp.	—	Available-for-sale financial assets	—	US$	4,152	N/A	US$	4,152
	Gsamp Tr	—	”	—	US$	4,251	N/A	US$	4,251
	Harley Davidson Motorcycle Tr	—	”	—	US$	5,619	N/A	US$	5,619
	Hertz Veh Fing Llc	—	”	—	US$	5,334	N/A	US$	5,334
	Home Equity Mtg Tr 2006 4	—	”	—	US$	4,237	N/A	US$	4,237
	Hsbc Automotive Tr	—	”	—	US$	2,985	N/A	US$	2,985
	Hyundai Auto Receivables Tr	—	”	—	US$	4,803	N/A	US$	4,803
	Hyundai Auto Receivables Tr	—	”	—	US$	3,223	N/A	US$	3,223
	Hyundai Auto Receivables Tr	—	”	—	US$	3,939	N/A	US$	3,939
	Impac Cmb Tr	—	”	—	US$	208	N/A	US$	208
	Jp Morgan Mtg Tr	—	”	—	US$	974	N/A	US$	974
	Jp Morgan Mtg Tr	—	”	—	US$	972	N/A	US$	972
	Jp Morgan Mtg Tr	—	”	—	US$	971	N/A	US$	971
	Jp Morgan Mtg Tr	—	”	—	US$	971	N/A	US$	971
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,408	N/A	US$	3,408
	Long Beach Mtg Ln Tr	—	”	—	US$	3,214	N/A	US$	3,214
	Mastr Asset Backed	—	”	—	US$	3,815	N/A	US$	3,815
	Mbna Cr Card Master Nt Tr	—	”	—	US$	4,497	N/A	US$	4,497
	Mbna Master Cr Card Tr Ii	—	”	—	US$	7,591	N/A	US$	7,591
	Merrill Lynch Mtg Invs, Inc.	—	”	—	US$	5,560	N/A	US$	5,560
	Morgan Stanley Ixis Estate Tr	—	”	—	US$	3,560	N/A	US$	3,560
	Navistar Finl 2003 A Owner Tr	—	”	—	US$	2,408	N/A	US$	2,408
	Nissan Auto Receivables	—	”	—	US$	3,940	N/A	US$	3,940
	Nomura Asset Accep Corp.	—	”	—	US$	4,153	N/A	US$	4,153
	Onyx Accep Owner Tr	—	”	—	US$	3,137	N/A	US$	3,137
	Pg+E Energy Recovery Fdg Llc	—	”	—	US$	3,613	N/A	US$	3,613
	Providian Gateway Owner Tr	—	”	—	US$	3,961	N/A	US$	3,961
	Reliant Energy Transition Bd	—	”	—	US$	1,628	N/A	US$	1,628
	Residential Asset Mtg Prods	—	”	—	US$	2,453	N/A	US$	2,453
	Residential Asset Sec Mtg Pass	—	”	—	US$	1,428	N/A	US$	1,428
	Residential Asset Sec Mtg Pass	—	”	—	US$	2,116	N/A	US$	2,116
	Residential Fdg Mtg Secs I, Inc.	—	”	—	US$	1,909	N/A	US$	1,909
	Residential Fdg Mtg Secs I, Inc.	—	”	—	US$	3,945	N/A	US$	3,945
	Sequoia Mtg Tr	—	”	—	US$	488	N/A	US$	488
	Sequoia Mtg Tr	—	”	—	US$	681	N/A	US$	681
	Sequoia Mtg Tr	—	”	—	US$	430	N/A	US$	430
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	1,273	N/A	US$	1,273
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	421	N/A	US$	421
	Terwin Mtg Tr	—	”	—	US$	4,083	N/A	US$	4,083
	Tw Hotel Fdg 2005 Llc	—	”	—	US$	4,101	N/A	US$	4,101
	Txu Elec Delivery Transition	—	”	—	US$	2,231	N/A	US$	2,231
	Usaa Auto Owner Tr	—	”	—	US$	4,244	N/A	US$	4,244
	Wamu Mtg Pass Thru Ctfs	—	”	—	US$	941	N/A	US$	941
	Wamu Mtg Pass Thru Ctfs Tr	—	”	—	US$	4,701	N/A	US$	4,701
	Wamu Tr	—	”	—	US$	948	N/A	US$	948
	Washington Mut Mtg Pass	—	”	—	US$	1,677	N/A	US$	1,677
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,780	N/A	US$	2,780
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	3,880	N/A	US$	3,880
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,933	N/A	US$	4,933
	Wells Fargo Mtg Backed Secs	—	”	—	US$	4,263	N/A	US$	4,263
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,705	N/A	US$	2,705
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	3,281	N/A	US$	3,281
(Continued)

				March 31, 2007
								Market Value or Net
				Shares/Units (In	Carrying Value (US$		Percentage of	Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Thousands)	in Thousands)		Ownership	Thousands)		Note
	Wells Fargo Mtg Bkd Secs Tr	—	Available-for-sale financial assets	—	US$	2,526	N/A	US$	2,526
	Wfs Finl	—	”	—	US$	505	N/A	US$	505
	Wfs Finl 2004 4 Owner Tr	—	”	—	US$	643	N/A	US$	643
	Wfs Finl 2005 2 Oner Tr	—	”	—	US$	2,224	N/A	US$	2,224
	Whole Auto Ln Tr	—	”	—	US$	917	N/A	US$	917
	Whole Auto Ln Tr	—	”	—	US$	2,967	N/A	US$	2,967

	Government bonds
	United States Treas Nt	—	Available-for-sale financial assets	—	US$	2,018	N/A	US$	2,018
	United States Treas Nts	—	”	—	US$	4,867	N/A	US$	4,867
	United States Treas Nts	—	”	—	US$	5,949	N/A	US$	5,949
	United States Treas Nts	—	”	—	US$	2,487	N/A	US$	2,487
	United States Treas Nts	—	”	—	US$	2,494	N/A	US$	2,494
	United States Treas Nts	—	”	—	US$	1,897	N/A	US$	1,897
	United States Treas Nts	—	”	—	US$	38,587	N/A	US$	38,587
	United States Treas Nts	—	”	—	US$	24,135	N/A	US$	24,135
	United States Treas Nts	—	”	—	US$	10,764	N/A	US$	10,764
	United States Treas Nts	—	”	—	US$	3,523	N/A	US$	3,523
	United States Treas Nts	—	”	—	US$	304	N/A	US$	304
	United States Treas Nts	—	”	—	US$	90,791	N/A	US$	90,791
	Us Treas Nts	—	”	—	US$	14,155	N/A	US$	14,155

	Money market funds
	Deutsche Bk Ag Ny Instl Dtc Mmi Generic Cusip	—	Available-for-sale financial assets	—	US$	7,400	N/A	US$	7,400
	Ssga Cash Mgmt Global Offshore	—	”	—	US$	52	N/A	US$	52
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note1)				Ending Balance
								Amount		Amount	Carrying Value	Gain (Loss) on		Amount (US$
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	Amount (US$	Shares/Units	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	in Thousands)
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	in Thousands)	(In Thousands)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	(Note2)
The Company	Government bond
	2004 Government Bond Series B	Available-for-sale	Chung Shing Bills	—	—	$999,779	—	$200,275	—	$—	$—	$—	—	$1,202,233
		financial assets	Finance Corp. and
			several financial
			institutions
	2003 Government Bond Series B	”	”	—	—	998,288	—	1,348,638	—	—	—	—	—	2,348,536
	2004 Government Bond Series G	”	”	—	—	—	—	201,561	—	—	—	—	—	201,361
	2006 Government Bond Series D	”	”	—	—	—	—	400,778	—	—	—	—	—	400,608
	2005 Government Bond Series A	Held-to-maturity	”	—	—	3,049,919	—	—	—	3,050,000	3,050,000	—	—	—
		financial assets
	2002 Government Bond Series B	”	”	—	—	350,399	—	—	—	350,000	350,000	—	—	—

	Open-end mutual funds
	NITC Bond Fund	Available-for-sale	National Investment	—	22,219	3,655,939	—	—	4,547	750,000	739,014	10,986	17,672	2,918,108
		financial assets	Trust Co., Ltd.
	ING Taiwan Bond Fund	”	ING Securities	—	175,156	2,639,459	—	—	23,803	360,000	353,987	6,013	151,353	2,289,110
			Investment Trust
			Co., Ltd.
	Cathay Bond	”	Cathay Securities	—	109,720	1,265,092	—	—	17,328	200,000	197,612	2,388	92,392	1,068,891
			Investment Trust
			Co., Ltd
	NITC Taiwan Bond	”	National Investment	—	93,312	1,314,669	—	—	14,180	200,000	197,557	2,443	79,132	1,118,950
			Trust Co., Ltd.
	Dresdner Bond DAM Fund	”	Allianz Global	—	95,553	1,107,206	—	—	14,628	170,000	167,313	2,687	80,925	941,072
			Investors Taiwan
			Ltd.
	JF Taiwan First Bond Fund	”	JF Assest	—	66,826	939,082	—	—	10,663	150,000	147,908	2,092	56,163	792,018
			Management (Taiwan)
			Limited
	ING Taiwan Select Bond Fund	”	ING Securities	—	76,593	868,076	—	—	13,221	150,000	148,050	1,950	63,372	720,792
			Investment Trust
			Co., Ltd.
	TIIM High Yield	”	Taiwan	—	44,685	554,863	—	—	8,028	100,000	98,948	1,052	36,657	456,836
			International
			Investment
			Management

	Corporate bonds
	Taiwan Power Company	Held-to-maturity financial assets	Chung Shing Bills Finance Corp.	—	—	4,080,391	—	—	—	125,000	125,000	—	—	3,962,223
	Formosa Plastic Corporation	”	”	—	—	516,663	—	—	—	136,000	136,000	—	—	384,956

	Stock
	Xintec	Investment accounted for using equity method	—	Investee with a controlling interest	—	—	90,526	1,357,890	—	—	—	—	90,526	1,370,453
	Capital
	VTAF III	Investment accounted for using equity method	—	Subsidiary	—	228,005	—	211,982	—	—	—	—	—	438,480
(Continued)

								Acquisition				Disposal (Note1)						Ending Balance
					Beginning Balance				Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	in Thousands)		(In Thousands)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note2)
TSMC Global	Government bond
		Available-for-sale
	United States Treas Nt	financial assets	—	—	—	US$-		—	US$	5,059	—	US$	3,033	US$	3,035	US$	(2)	—	US$	2,018
	United States Treas Nts	”	—	—	—	US$	12,295	—		—	—	US$	9,860	US$	9,826	US$	34	—	US$	2,487
	United States Treas Nts	”	—	—	—		—	—	US$	9,011	—	US$	7,119	US$	7,112	US$	7	—	US$	1,897
	United States Treas Nts	”	—	—	—	US$	61,165	—		—	—	US$	22,471	US$	22,607	US$	(136)	—	US$	38,587
	United States Treas Nts	”	—	—	—		—	—	US$	24,127	—		—		—		—	—	US$	24,135
	United States Treas Nts	”	—	—	—		—	—	US$	16,788	—	US$	6,017	US$	6,017		—	—	US$	10,764
	United States Treas Nts	”	—	—	—		—	—	US$	106,064	—	US$	102,586	US$	102,539	US$	47	—	US$	3,523
	United States Treas Nts	”	—	—	—	US$	3,996	—		—	—	US$	4,019	US$	3,995	US$	24	—		—
	United States Treas Nts	”	—	—	—	US$	56,619	—	US$	121,987	—	US$	87,791	US$	87,721	US$	70	—	US$	90,791
	US Treas Nts	”	—	—	—		—	—	US$	14,102	—		—		—		—	—	US$	14,155
	Corporate bonds
	American Honda Fin Corp. Mtn	Available-for-sale
		financial assets	—	—	—	US$	3,095	—	US$	3,950	—		—		—		—	—	US$	7,062
	Bear Stearns Cos Inc.	”	—	—	—	US$	3,340	—		—	—	US$	3,395	US$	3,340	US$	55	—		—
	Credit Suisse First Boston USA	”	—	—	—		—	—	US$	3,175	—		—		—		—	—	US$	3,175
	Deere John Cap Corp.	”	—	—	—		—	—	US$	5,900	—		—		—		—	—	US$	5,951
	European Invt Bk	”	—	—	—	US$	3,930	—		—	—	US$	3,973	US$	3,930	US$	43	—		—
	Goldman Sachs Group Inc.	”	—	—	—	US$	4,941	—		—	—	US$	5,011	US$	4,941	US$	70	—		—
	Hbos Plc Medium Term Sr Nts	”	—	—	—	US$	3,182	—		—	—	US$	3,215	US$	3,182	US$	33	—		—
	Household Fin Corp.	”	—	—	—		—	—	US$	3,120	—		—		—		—	—	US$	3,118
	International Business Machs	”	—	—	—		—	—	US$	3,496	—		—		—		—	—	US$	3,494
	Merrill Lynch + Co Inc.	”	—	—	—	US$	3,426	—		—	—	US$	3,464	US$	3,426	US$	38	—		—
	Merrill Lynch + Co Inc.	”	—	—	—	US$	4,842	—		—	—	US$	4,880	US$	4,841	US$	39	—		—
	Nucor Corp.	”	—	—	—	US$	3,811	—		—	—	US$	3,790	US$	3,811	US$	(21)	—		—
	Slm Corp. Medium Term Nts	”	—	—	—	US$	8,949	—		—	—	US$	6,068	US$	6,012	US$	56	—	US$	2,954
	Wachovia Corp. New	”	—	—	—		—	—	US$	3,491	—		—		—		—	—	US$	3,493
	Washington Mut Bk Fa	”	—	—	—	US$	4,000	—		—	—	US$	3,998	US$	4,000	US$	(2)	—		—
	Corporate issued asset-backed
	securities
	Mbna Cr Card Master Nt Tr	Available-for-sale	—	—	—		—	—	US$	4,500	—		—		—		—	—	US$	4,497
		financial assets
	Wamu Mtg Pass Thru Ctfs Tr	”	—	—	—		—	—	US$	4,854	—		—		—		—	—	US$	4,701
	Agency bonds
	Federal Home Ln Bks	Available-for-sale	—	—	—	US$	4,872	—		—	—	US$	4,938	US$	4,872	US$	66	—		—
		financial assets
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,365	—		—		—		—	—	US$	5,372
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,494	—		—		—		—	—	US$	4,504
	Federal Home Ln Bks	”	—	—	—		—	—	US$	3,992	—		—		—		—	—	US$	3,993
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,410	—		—	—	US$	4,962	US$	4,931	US$	31	—	US$	1,490
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	6,000	—		—		—		—	—	US$	5,993
	Federal Home Loan Bank	”	—	—	—		—	—	US$	5,083	—		—		—		—	—	US$	5,071
	Federal Home Loan Bank	”	—	—	—		—	—	US$	4,518	—		—		—		—	—	US$	4,508
	Federal Home Loan Bank	”	—	—	—		—	—	US$	3,453	—		—		—		—	—	US$	3,452
	Federal Natl Mtg Assn	”	—	—	—	US$	5,885	—		—	—	US$	5,933	US$	5,885	US$	48	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	14,931	—		—	—	US$	10,860	US$	10,819	US$	41	—	US$	4,134
	Federal Natl Mtg Assn	”	—	—	—	US$	10,459	—		—	—	US$	10,477	US$	10,459	US$	18	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,982	—		—		—		—	—	US$	4,995
(Continued)

								Acquisition			Disposal (Note 1)							Ending Balance
					Beginning Balance				Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	in Thousands)		(In Thousands)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 2)
	Federal Natl Mtg Assn	Available-for-sale	—	—	—	US$	—	—	US$	6,500	—	US$	—	US$	—	US$	—	—	US$	6,498
		financial assets
	Federal Natl Mtg Assn	”	—	—	—	US$	6,516	—		—	—	US$	6,514	US$	6,516	US$	(2)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,368	—		—		—		—	—	US$	4,356
	Fed Hm Ln Pc Pool 1g1411	”	—	—	—		—	—	US$	4,424	—		—		—		—	—	US$	4,374
	Fed Hm Ln Pc Pool 1g2593	”	—	—	—		—	—	US$	5,600	—		—		—		—	—	US$	5,617
	Federal Home Ln Mtg	”	—	—	—		—	—	US$	6,513	—		—		—		—	—	US$	6,348
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,354	—		—		—		—	—	US$	4,357
	Fnma Pool 900296	”	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	4,204

Note 1: The proceeds of bond investments matured are excluded.

Note 2: The ending balance included the amortization of premium or discount on bonds investments, unrealized valuation gains or losses on financial assets or equity in earnings of equity method investees. (Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
The Company	Fab 14	January 4, 2007	$198,000	By the construction progress	Lead Fu Industry Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$39,207,204	61	Net 30 days after invoice date	—	—	$18,993,076	56
	GUC	Investee with a controlling interest	Sales	187,537	—	Net 30 days after monthly closing	—	—	161,679	—
	WaferTech	Indirect subsidiary	Purchases	2,359,717	23	Net 30 days after monthly closing	—	—	(627,230)	7
	SSMC	Investee accounted for using equity method	Purchases	1,386,200	13	Net 30 days after monthly closing	—	—	(694,554)	8
	TSMC-Shanghai	Subsidiary	Purchases	1,233,506	12	Net 30 days after monthly closing	—	—	(512,066)	6
	VIS	Investee accounted for using equity method	Purchases	686,332	6	Net 30 days after monthly closing	—	—	(438,785)	5
GUC	TSMC-North America	Same parent company	Purchases	309,899	64	Net 30 days after invoice date	—	—	(292,345)	33

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note)	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$19,044,327	41 days	$6,299,807	—	$6,432,224	$ —
	GUC	Investee with a controlling interest	161,679	77 days	—	—	—	—
	VIS	Investee accounted for using equity method	155,657	—	—	—	—	—
	TSMC-Shanghai	Subsidiary	144,605	—	19,327	Accelerate demand on account receivables	—	—

Note:	The calculation of turnover days excludes other receivables from related parties.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

										Equity in the
				Original Investment Amount		Balance as of March 31, 2007			Net Income	Earnings
				March 31,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	(Losses)
Investor Company	Investee Company	Location	Main Businesses and Products	2007	2006	Thousands)	Ownership	Value (Note 1)	Investee	(Note 2)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,771,405	$536,225	$536,225	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	26,934,392	(74,534)	(74,534)	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	9,127,747	(155,622)	(127,964)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	8,134,439	307,631	70,074	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,999,943	896,194	234,158	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,572,167	72,409	72,409	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,107,864	62,020	62,020	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	—	90,526	43	1,370,453	53,472	12,563	Investee with a controlling interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	847,579	785,465	—	98	801,222	(5,290)	(5,184)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,404,649	1,418,717	—	99	779,280	3,382	3,365	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	41,263	38	692,434	187,063	65,035	Investee with a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	455,527	243,545	—	98	438,480	(5,938)	(5,820)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	118,167	2,379	2,379	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	116,793	2,233	2,233	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	98,799	555	555	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	56,633	5,375	5,375	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	15,087	295	295	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	Equity in earnings or losses of investees have already deducted the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan as			from Taiwan as				Accumulated
		Total Amount of		of	Investment Flows		of		Equity in the		Inward
		Paid-in Capital		January 1, 2007	Outflow		March 31, 2007		Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	March 31, 2007	March 31, 2007
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(127,964)	$9,127,747	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of March 31, 2007	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 26, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer